ATS Andlauer
Income Fund

190 Attwell Drive
Suite 600
Etobicoke, ON
M9W 6H8

Tel: 416.798.1379
Fax: 416.798.9230

atsincomefund.ca

06018473



SUPPL

November 7, 2006

VIA FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
USA
Attention: Filing Desk

Dear Sirs/Mesdames:

**RE: ATS ANDLAUER INCOME FUND SUBMISSION PURSUANT TO RULE 12g3-2(b) File No. 82-34967**

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we enclose copies of ATS Andlauer Income Fund's (the "Fund"):



1. News release dated October 17, 2006
2. News release dated November 6, 2006
3. Interim financial statements for the quarter ended September 30, 2006
4. Management's Discussion and Analysis for the quarter ended September 30, 2006
5. Certification of the CEO for the interim period ended September 30, 2006
6. Certification of the CFO for the interim period ended September 30, 2006

As required pursuant to Rule 12g3-2(b), the Fund's exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

dlw 11/15

Please contact the undersigned if you have any questions about the contents of this letter. Please acknowledge receipt of this submission by emailing Maggie Smith at maggiesmith@ats.ca .

Regards,

M Smith

Maggie Smith, CA
Information & Governance Officer
ATS Andlauer Transportation Services GP Inc.
Administrator for ATS Andlauer Income Fund

Enclosures (6)
DS/mm

cc: Brian Mascarenhas
ATS Andlauer Transportation Services GP Inc.

Jeff T. Oke
Burnet, Duckworth & Palmer LLP

ATS File No, 82-34967

Contact:

**Michael Andlauer**
**President and Chief Executive Officer**

ATS Andlauer Transportation Services GP Inc.
Phone: (416) 798-1379 ext. 200
Fax: (416) 798-9230

**Brian Mascarenhas**
**Vice President Finance and Chief Financial Officer**

Suite 600, 190 Attwell Drive
Etobicoke, Ontario, M9W 6H8
www.atsincomefund.ca

**ATS ANDLAUER INCOME FUND**

# PRESS RELEASE

## ATS Andlauer Income Fund Announces Increase in Fourth Quarter Distributions

*Third Consecutive Increase to Quarterly Distributions for 2006.*

**Toronto, Ontario** –ATS Andlauer Income Fund (the "Fund") (TSX: ATS.UN) announced today that it will for the third time in 2006, increase its monthly distributions. Monthly distributions will increase from $0.0941 per trust unit to $0.0974 per trust unit for each of the months of October, November and December 2006 as follows:

| Record Date | Distribution Date | Ex-Distribution Date | Distribution per Unit |
|---|---|---|---|
| October 31, 2006 | November 15, 2006 | October 27, 2006 | $0.0974 |
| November 30, 2006 | December 15, 2006 | November 28, 2006 | $0.0974 |
| December 31, 2006 | January 15, 2007 | December 27, 2006 | $0.0974 |

The Fund's distribution strategy remains conservative for sustainable and uninterrupted distribution flow to unitholders. On an annualized basis, the increase to the monthly distribution amount described above raises the Fund's distributions from $0.9750 per trust unit originally contemplated in its prospectus dated September 22, 2005, to $1.1688 per trust unit, and for fiscal 2006 will result in an annual distribution totaling $1.0971. This is line with the Fund's strategy to distribute approximately 80.0% of its distributable cash to its unitholders.

For those unitholders holding units outside a tax deferred plan, the Fund estimates that 98% of the distributions made in 2006 will be treated as taxable income for Canadian income tax purposes and the balance as return of capital. The proportion of these figures may change when the actual results for the fiscal year are calculated.

The Fund is an open-ended trust that holds, indirectly, securities of ATS Andlauer Transportation Services Limited Partnership ("ATS Andlauer LP"). ATS Andlauer LP is a leading single source transportation solutions provider in

Canada, providing integrated trucking, courier, air freight and value added transportation and distribution services to consumer product companies. It operates facilities in 23 centres across Canada and serves approximately 1,400 diversified customers.

The Fund's units trade on the Toronto Stock Exchange under the symbol ATS.UN.

Additional information relating to the Fund, including all public filings, is available on www.sedar.com.

**FORWARD LOOKING STATEMENTS**

Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Fund. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Fund's services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.

ATS File
No 82-34967

**NEWS RELEASE** **NOVEMBER 6, 2006**

## ATS ANDLAUER INCOME FUND REPORTS SOLID RESULTS FOR THIRD QUARTER 2006

**Toronto, Ontario** –ATS Andlauer Income Fund (the "**Fund**") (TSX: ATS.UN) announced today solid results for the third quarter ended September 30, 2006.

The Fund was established on August 22, 2005 and indirectly acquired certain of the net assets of the Canadian transportation solutions business (the "Business") of ATS Andlauer Transportation Services Inc. (the "Vendor") through the acquisition of an indirect 80.1% interest in ATS Andlauer Transportation Services Limited Partnership ("ATS Andlauer LP") on September 30, 2005.

To provide more meaningful information to the reader, this press release refers to the unaudited consolidated operating results of the Fund for the three and nine month periods ending September 30, 2006 compared to the unaudited pre-acquisition operating results of the Business for the three and nine month periods ending September 30, 2005. Readers are cautioned that the operating results presented for the three and nine month periods ended September 30, 2005 are not the results of the Fund.

### SELECTED FINANCIAL AND OPERATING INFORMATION

***For the three and nine months ended September 30, 2006 compared to the pre-acquisition results of the Business for the three and nine months ended September 30, 2005***

| | Three months ended September 30, | | Nine months ended September 30, | |
|---|---|---|---|---|
| | **2006** | **2005 Pre-Acquisition** | **2006** | **2005 Pre-Acquisition** |
| | (unaudited) | (unaudited) | (unaudited) | (unaudited) |
| | ($ thousands) | | ($ thousands) | |
| **Earnings Statement Highlights** | | | | |
| Revenue | 42,540 | 43,025 | 124,889 | 120,914 |
| Cost of sales | 26,712 | 26,189 | 78,137 | 75,477 |
| Gross margin | 15,828 | 16,836 | 46,752 | 45,437 |
| Gross margin percentage | 37.21% | 39.13% | 37.43% | 37.58% |
| Income before non-controlling interest | 3,974 | 3,598 | 8,806 | 7,486 |
| EBITDA and Adjusted EBITDA | 5,622 | 6,083 | 13,786 | 12,995 |

The Fund experienced a slight decrease in revenues of 1.13% to $42.5 million for the three month period ended September 30, 2006 compared with pre-acquisition revenues of the Business of $43.0 million for the three month period ended September 30, 2005. The decrease was a result of lower revenue relating to air freight forwarding due to uncharacteristically high entertainment weekend volumes in the third quarter 2005 compared to the third quarter 2006; however, this decrease was off-set by an increase in revenue relating to ground transportation quarter over quarter. Total gross margin was $15.8 million for the three month period ended September 30, 2006, a decrease of 5.99% from the pre-acquisition gross margin of $16.8 million for the same period in 2005 due to lower high premium weekend volumes quarter over quarter. On a year-to-date basis for 2006 the Fund delivered a 3.29% increase in revenues of $124.9 million compared with pre-acquisition revenues of $120.9 million for the same period in 2005. Total gross margin decreased by 0.15% on a year-to-date basis.

## SUMMARY OF MOST RECENTLY COMPLETED CONSOLIDATED QUARTERLY RESULTS

| *($ thousands, except per share amounts)* | September 30, 2006 (Q3 06) | June 30, 2006 (Q2 06) | March 31, 2006 (Q1 06) | December 31, 2005 (Q4 05) |
|---|---|---|---|---|
| Revenue | 42,540 | 40,775 | 41,574 | 51,053 |
| Gross margin | 15,828 | 15,289 | 15,635 | 20,913 |
| EBITDA | 5,622 | 4,096 | 4,068 | 9,369 |
| Income before non-controlling interest | 3,974 | 2,436 | 2,396 | 7,750 |
| Income per Unit | | | | |
| Basic | 0.342 | 0.210 | 0.206 | 0.666 |
| Diluted | 0.342 | 0.210 | 0.206 | 0.666 |
| Cash and cash equivalents | 32 | 1,024 | 441 | 264 |
| Total assets | 124,628 | 123,058 | 128,238 | 132,409 |
| Total current liabilities | 12,229 | 12,165 | 11,893 | 19,047 |
| Long-term debt | 3,749 | 3,000 | 7,364 | 3,948 |
| Unitholders' equity | 85,401 | 84,780 | 85,705 | 86,054 |
| Non-controlling interest | 23,249 | 23,113 | 23,276 | 23,360 |

"Results were predictably slightly lower compared to the third quarter in 2005 however, the continued focus on the management of our operations has still resulted in yet another solid quarter for ATS and a third consecutive increase to monthly distributions for unit holders", commented Michael Andlauer, President and Chief Executive Officer.

Total cash distributions for the quarter were $3.3 million or 0.2823 per trust unit resulting in a cash distribution payout ratio of 60% and for the nine months ending September 30, 2006, total cash distributions amounting to $9.4 million or $0.8049 per trust unit were declared resulting in a cash distribution payout ratio of 71%. The Fund has increased its monthly distributions three times since the beginning of the year for a cumulative increase of 20.25%. The latest increase was approved subsequent to the quarter end and will be effective for the next distribution to be paid November 15, 2006 to unitholders of record as at October 31, 2006. On an annualized basis, distributions will increase from the prospectus estimate of $0.975 to $1.1688 per trust unit.

The Fund's income before non-controlling interest increased by 10.45% to $4.0 million in the three month period ending September 30, 2006, compared with the pre-acquisition income before non-controlling interest of $3.6 million for the same period 2005. On a year-to-date basis income before non-controlling interest increased by 17.63%. Fully diluted income per Unit was $0.342 for the three month period ended September 30, 2006 and $0.758 for the nine month period ending September 30, 2006.

The Fund is an open-ended trust that holds, indirectly, securities of ATS Andlauer Transportation Services Limited Partnership ("ATS Andlauer LP"). ATS Andlauer LP is a leading single source transportation solutions provider in Canada, providing integrated trucking, courier, air freight and value added transportation and distribution services to consumer product companies. It operates facilities in 23 centres across Canada and serves approximately 1,400 diversified customers.

The Fund's units trade on the Toronto Stock Exchange under the symbol ATS.UN.

The Financial Statements and Management's Discussion and Analysis for the period ended September 30, 2006, along with additional information relating to the Fund, including all public filings, are available on www.sedar.com and on the Fund's website at www.atsincomefund.ca.

**FORWARD LOOKING STATEMENTS**

Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Fund. These statements are based on suppositions and uncertainties as well as on management's evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Fund's services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect the Fund's operations or financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com) or at the Fund's website (www.ats.ca). Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and the Fund undertakes no obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities law.

**NON-GAAP MEASURES**

**Gross margin** is a non-GAAP measure that represents the contribution of operating activities to earnings. It is considered a key measure by management as it reflects the ability of the Fund to generate earnings necessary to fund overhead costs, capital investment and distributions.

**EBITDA** is a non-GAAP measure that management considers a key measure as an indicator of the ability of the Fund to meet its capital and financing commitments. EBITDA is not a recognized measure under GAAP and does not have a standardized meaning under GAAP. It was necessary to adjust EBITDA of the 2005 pre-acquisition results to facilitate the comparability with the current period. EBITDA and Adjusted EBITDA may not be comparable to similar measures presented by other issuers.

**Adjusted EBITDA** is a non-GAAP measure that represents EBITDA adjusted for certain non-recurring items that management believes facilitate the comparison of historical periods. Non-recurring items are transactions or events that management believes are unusual in the context of a publicly-traded issuer in the transportation services industry and are not expected to reoccur within the foreseeable future and include management salaries and fees (paid to owner-managers and related parties) and other non-recurring items.

**Cash distribution payout ratio** is a non-GAAP measure that compares distributions paid to available distributable cash which management considers an indicator of the Fund's conservatism and its ability to make distributions to unitholders at current rates in the future.

**For further information, please contact:**

Michael Andlauer
President & Chief Executive Officer
ATS Andlauer Transportation Services GP Inc.
Suite 600, 190 Attwell Drive
Etobicoke, Ontario M9W 6H8
(416) 798-1379 ext 200

Brian Mascarenhas
Vice President & Chief Financial Officer
ATS Andlauer Transportation Services GP Inc.
Suite 600, 190 Attwell Drive
Etobicoke, Ontario M9W 6H8
(416) 798-1379 ext 200

ATS File
No. 82-34967

*Consolidated Interim Financial Statements of*

# ATS Andlauer Income Fund

*September 30, 2006*
*(unaudited)*

# ATS ANDLAUER INCOME FUND
## Table of Contents
**September 30, 2006**

# ATS ANDLAUER INCOME FUND
## Consolidated Balance Sheets
**September 30, 2006**
**(in thousands of dollars)**

| | As at September 30, 2006 (unaudited) | As at December 31, 2005 (audited) |
|---|---|---|
| **ASSETS** | | |
| Current | | |
| Cash and cash equivalents | $ 32 | $ 264 |
| Accounts receivable | 24,568 | 28,182 |
| Prepaid expenses and deposits | 2,475 | 1,550 |
| | 27,075 | 29,996 |
| Deferred financing costs | 72 | 44 |
| Capital assets (Note 4) | 2,157 | 2,455 |
| Intangible assets (Note 5) | 59,480 | 64,070 |
| Goodwill | 35,844 | 35,844 |
| | $ 124,628 | $ 132,409 |
| **LIABILITIES** | | |
| Current | | |
| Accounts payable and accrued liabilities | $ 11,134 | $ 14,213 |
| Distributions payable to unitholders (Note 10) | 877 | 3,872 |
| Distributions payable to non-controlling interest (Note 10) | 218 | 962 |
| | 12,229 | 19,047 |
| Long-term debt (Note 6) | 3,749 | 3,948 |
| | 15,978 | 22,995 |
| Non-controlling interest (Note 7) | 23,249 | 23,360 |
| | 39,227 | 46,355 |
| **EQUITY** | | |
| Unitholders' equity | 85,401 | 86,054 |
| | $ 124,628 | $ 132,409 |

*The accompanying notes are an integral component of the consolidated financial statements*

# ATS ANDLAUER INCOME FUND

## Consolidated Statements of Income

**Three and nine months ended September 30, 2006**
**(unaudited - in thousands of dollars, except per Unit amounts)**

| | Three months ended September 30, 2006 | Nine months ended September 30, 2006 |
|---|---|---|
| Revenue | $ 42,540 | $ 124,889 |
| Cost of goods sold | 26,712 | 78,137 |
| | 15,828 | 46,752 |
| Expenses | | |
| Terminal | 6,763 | 21,637 |
| Selling | 986 | 3,399 |
| Administration | 2,457 | 7,930 |
| Amortization of capital assets | 112 | 329 |
| Amortization of intangible assets | 1,530 | 4,590 |
| Interest expense, net of interest income | 6 | 61 |
| Income before non-controlling interest | 3,974 | 8,806 |
| Non-controlling interest | 791 | 1,752 |
| Net income | $ 3,183 | $ 7,054 |
| Basic income per Unit (Note 9) | $ 0.342 | $ 0.759 |
| Diluted income per Unit (Note 9) | $ 0.342 | $ 0.758 |

*The accompanying notes are an integral component of the consolidated financial statements*

# ATS ANDLAUER INCOME FUND
## Consolidated Statement of Unitholders' Equity
**Nine months ended September 30, 2006**
**(unaudited - in thousands of dollars)**

| | Trust Units | Contributed Surplus | Net Income | Distributions | Total |
|---|---|---|---|---|---|
| Opening, December 31, 2005 | $ 85,266 | $ - | $ 6,208 | $ (5,420) | $ 86,054 |
| Net income | - | - | 7,054 | - | 7,054 |
| Distributions (Note 10) | - | - | - | (7,503) | (7,503) |
| Units acquired for long-term incentive plan | (512) | - | - | - | (512) |
| Units vested to participants of long-term incentive plan | 171 | - | - | - | 171 |
| Long-term incentive plan expense on unvested Units | - | 137 | - | - | 137 |
| Closing, September 30, 2006 | $ 84,925 | $ 137 | $ 13,262 | $ (12,923) | $ 85,401 |

*The accompanying notes are an integral component of the consolidated financial statements*

# ATS ANDLAUER INCOME FUND
## Consolidated Statements of Cash Flows
**Three and nine months ended September 30, 2006**
**(unaudited - in thousands of dollars)**

| NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES | Three months ended September 30, 2006 | Nine months ended September 30, 2006 |
|---|---|---|
| Operating activities | | |
| Net income | $ 3,183 | $ 7,054 |
| Items not affecting cash | | |
| Amortization | 1,651 | 4,951 |
| (Gain) / loss on disposal of assets | (4) | 68 |
| Purchase of Units held by Fund for long-term incentive plan | - | (512) |
| Long-term incentive plan expense | 69 | 308 |
| Distributions paid less than /(in excess of) non-controlling interest | 139 | (855) |
| | 5,038 | 11,014 |
| Net change in non-cash working capital balances (Note 13) | (4,045) | (390) |
| | 993 | 10,624 |
| Investing activities | | |
| Purchase of capital assets | (121) | (223) |
| Proceeds on disposal of capital assets | 11 | 124 |
| | (110) | (99) |
| Financing activities | | |
| Proceeds from long-term debt | 3,749 | 10,165 |
| Repayment of long-term debt | (3,000) | (10,364) |
| Deferred financing costs | - | (60) |
| Distributions paid to unitholders | (2,624) | (10,498) |
| | (1,875) | (10,757) |
| Decrease in cash and cash equivalents | (992) | (232) |
| Cash and cash equivalents, beginning of period | 1,024 | 264 |
| Cash and cash equivalents, end of period | $ 32 | $ 32 |
| **SUPPLEMENTARY INFORMATION** | | |
| Interest paid | $ 21 | $ 148 |
| Interest received | 15 | 87 |

*The accompanying notes are an integral component of the consolidated financial statements*

(unaudited - in thousands of dollars except per Unit amounts)

## 1. THE FUND

ATS Andlauer Income Fund (the "Fund") is an unincorporated open-ended trust governed by the laws of the Province of Ontario pursuant to the Declaration of Trust dated August 22, 2005. The Fund was established to invest in the freight transportation business, through an indirect acquisition of the controlling interest of ATS Andlauer Transportation Services Limited Partnership ("ATS Andlauer LP") and its general partner, ATS Andlauer Transportation Services GP Inc. (the "GP"). The Fund was inactive prior to completing an initial public offering (the "IPO") of its trust units ("Units"), and through its indirect acquisition of the controlling interest of ATS Andlauer LP, acquired certain net assets of the Canadian transportation solutions business (the "Business") of ATS Andlauer Transportation Services Inc. (the "Vendor") on September 30, 2005.

The Fund is a leading single source transportation solutions provider in Canada, providing integrated trucking, courier, air freight and value added transportation and distribution services to consumer product companies.

## 2. INITIAL PUBLIC OFFERING AND ACQUISITION

On September 30, 2005, the Fund completed the IPO of 9,324,200 Units for $10.00 per Unit, for gross proceeds of $93,242. The cost of issuing Units was $7,976 for net proceeds of $85,266.

On September 30, 2005, in conjunction with the IPO, the Fund used the proceeds of the offering, together with a portion of the funds drawn under its credit facilities and the issuance of Exchangeable Limited Partnership Units of ATS Andlauer LP, to acquire the Business of the Vendor for an aggregate purchase price of $121,571.

The acquisition has been accounted for by the purchase method. The allocation of the purchase price is summarized as follows:

| | |
|---|---|
| Net working capital | $ 18,098 |
| Capital assets | 2,029 |
| Other intangible assets | 65,600 |
| Goodwill | 35,844 |
| | $ 121,571 |
| Consideration | |
| Cash | $ 98,407 |
| Exchangable Limited Partnership Units | 23,164 |
| | $ 121,571 |

## 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Basis of presentation*

These unaudited interim consolidated financial statements of the Fund have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial statements. The accounting principles and methods of computation adopted in these financial statements are the same as those of the audited financial statements for the period ended December 31, 2005. However, these unaudited interim consolidated financial statements do not include all the information and footnote disclosures required under Canadian generally accepted accounting principles for annual financial statements. Accordingly, these unaudited consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto, for the period ended December 31, 2005.

The activities of the Fund are subject to general demand for freight transportation. Historically, demand has been relatively stable with the exception of the winter months, in which demand slightly decreases, and the fall months, in which demand increases. Consequently, the Fund's activities in the last six months of the year are usually stronger than the first six months of the year.

As the Fund commenced operations on September 30, 2005 with the purchase of the Business, no comparative information is provided.

The significant accounting policies are summarized as follows:

*Principles of consolidation*

The consolidated financial statements include the accounts of the Fund and its subsidiaries, ATS Andlauer Operating Trust, the GP, and ATS Andlauer LP. All significant inter-company transactions have been eliminated on consolidation.

*Revenue recognition*

Revenue for freight transportation of ATS Andlauer LP is recognized as services are rendered, when collectability is reasonably assured and fees are considered fixed or determinable.

*Capital assets and amortization*

Capital assets are recorded at acquisition cost. Amortization is provided as follows:

| | |
|---|---|
| Computer equipment | 30% declining balance |
| Furniture | 20% declining balance |
| Leasehold improvements | term of the lease |
| Pickup and delivery equipment | 20% declining balance |

## 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

*Goodwill*

Goodwill represents the excess of the cost of an acquired business over the estimated fair value of the identifiable net assets acquired. Goodwill is not amortized and is tested for impairment on an annual basis or when an event or circumstance occurs that more likely than not reduces the fair value of a reporting unit below its carrying amount. Goodwill impairment is assessed based on a comparison of the fair value of a reporting unit to its carrying amount, including goodwill. When the carrying amount of a reporting unit exceeds its fair value, the fair value of the reporting unit's goodwill is compared to its carrying amount to measure the amount of the impairment loss, if any. When the carrying amount of the reporting unit goodwill exceeds the fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.

*Intangible assets*

Intangible assets acquired that have a definite life, such as customer relationships and proprietary technology, are capitalized and amortized on a straight-line basis over their estimated useful lives of ten years and six years, respectively, and are further tested for impairment if events or circumstances indicate that the assets might be impaired.

Intangible assets acquired that have an indefinite useful life, such as trademarks, are not amortized and are tested for impairment annually, or more frequently if events or circumstances indicate that the asset might be impaired. The impairment test compares the carrying amount of the intangible asset with its fair value and an impairment loss is recognized for the excess, if any.

*Impairment of long-lived assets*

The Fund reviews its long-lived assets, such as capital assets and intangible assets subject to amortization, for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the total of the expected undiscounted future cash flows is less than carrying amount of an asset, a loss, if any, is recognized to the extent that the carrying amount exceeds the fair value of the asset.

*Deferred financing costs*

Financing costs related to credit facilities are capitalized and amortized on a straight-line basis over the term of the credit facilities.

## 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

*Stock-based compensation*

The Fund has a long-term incentive plan (the "Plan") for certain of the executive officers and senior management of the GP. The Fund uses the fair value based method of accounting for stock-based compensation.

Under the Plan, Units purchased on the open market on behalf of the Plan participants are recorded at cost as a reduction of Unitholders' equity.

The Fund records a compensation expense over the vesting period based on the Units' fair value at the time of granting. Where the fair value of the Units at the time of granting is greater than the Fund's cost of the Units acquired under the Plan, the difference will be recorded as contributed surplus. Where the fair value of the Units at the time of grant is lower than the Fund's cost of the Units acquired under the Plan, the difference will be recorded as a reduction to retained earnings.

*Non-controlling interest*

Non-controlling interest represents the retained interest of the Vendor in the Fund through its ownership of exchangeable limited partnership units in ATS Andlauer LP, a subsidiary. Exchangeable unitholders are entitled to earnings that are economically equivalent to distributions of the Fund. The exchangeable units were recorded at the value which the Fund's Units were issued to the public through the IPO. Exchanges of exchangeable units are recorded at the carrying value of the exchangeable units at issuance net of net income and distributions attributable to participating units to the date of the exchange.

*Use of estimates*

The preparation of these interim consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, as at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. The more significant accounting estimates relate to revenue adjustments and the allocation of the purchase price of the acquired business to the identifiable net assets and their related useful lives. Management believes that the estimates utilized in preparing the financial statements are reasonable and prudent; however, actual results could differ from these estimates.

**(unaudited - in thousands of dollars except per Unit amounts)**

### 4. CAPITAL ASSETS

Capital assets consist of the following:

| | September 30, 2006 (unaudited) | | |
|---|---|---|---|
| | Cost | Accumulated Amortization | Net Book Value |
| Pickup and delivery equipment | $ 1,298 | $ 192 | $ 1,106 |
| Leasehold improvements | 628 | 89 | 539 |
| Furniture | 600 | 102 | 498 |
| Computer equipment | 16 | 2 | 14 |
| | $ 2,542 | $ 385 | $ 2,157 |

| | December 31, 2005 (audited) | | |
|---|---|---|---|
| | Cost | Accumulated Amortization | Net Book Value |
| Pickup and delivery equipment | $ 1,289 | $ 25 | $ 1,264 |
| Leasehold improvements | 629 | 28 | 601 |
| Furniture | 590 | 15 | 575 |
| Computer equipment | 16 | 1 | 15 |
| | $ 2,524 | $ 69 | $ 2,455 |

(unaudited - in thousands of dollars except per Unit amounts)

## 5. INTANGIBLE ASSETS

Intangible assets consist of the following:

| | September 30, 2006 (unaudited) | | |
|---|---|---|---|
| | Cost | Accumulated Amortization | Net Book Value |
| Customer relationships | $ 56,200 | $ 5,620 | $ 50,580 |
| Proprietary technology | 3,000 | 500 | 2,500 |
| Trademarks | 6,400 | - | 6,400 |
| | $ 65,600 | $ 6,120 | $ 59,480 |

| | December 31, 2005 (audited) | | |
|---|---|---|---|
| | Cost | Accumulated Amortization | Net Book Value |
| Customer relationships | $ 56,200 | $ 1,405 | $ 54,795 |
| Proprietary technology | 3,000 | 125 | 2,875 |
| Trademarks | 6,400 | - | 6,400 |
| | $ 65,600 | $ 1,530 | $ 64,070 |

## 6. LONG-TERM DEBT

The Fund has a three year committed credit facility maturing September 30, 2008 consisting of a $15,000 revolving facility to finance general operating requirements and a $4,000 revolving facility to finance future leases of operational assets (collectively, the "Credit Facility"). Interest on the Credit Facility varies, depending on certain financial ratios, between the lender's prime rate plus 0% and 0.75% or between the banker's acceptance rate plus 1.5% and 2.25%. Under the terms of the Credit Facility, the Fund is required, amongst other conditions, to meet certain covenants, with which the Fund was in compliance as at September 30, 2006. The Credit Facility is collateralized by a general security agreement covering all present and future assets of the Fund and its subsidiary companies, and does not require principal repayment until the end of the term.

As of September 30, 2006, the Fund has borrowed $3,749 under the Credit Facility at an effective interest rate of 6.00% (December 31, 2005 - $3,948 at 4.79%). Lease commitments resulting from operational assets financed under the $4,000 revolving facility are included in operating lease commitments in Note 15 of these financial statements.

(unaudited - in thousands of dollars except per Unit amounts)

## 7. NON-CONTROLLING INTEREST

| | Number | | Amount |
|---|---|---|---|
| ATS Andlauer Transportation Services LP | | | |
| Exchangeable Units | | | |
| Opening, December 31, 2005 | 2,316,442 | $ | 23,360 |
| Allocation of income | - | | 1,752 |
| Distributions declared | - | | (1,863) |
| Closing, September 30, 2006 | 2,316,442 | $ | 23,249 |

*ATS Andlauer Transportation Services LP Exchangeable LP Units ("Exchangeable LP Units")*

The Exchangeable LP Units issued by ATS Andlauer LP have economic and voting rights equivalent to the Units (Note 8), except in connection with the exchangeability terms. They are exchangeable, directly or indirectly, on a one-for-one basis for Units at the option of the holder, under the terms of an Exchange Agreement. The Exchangeable LP Units are not required to be exchanged for Units before transferring to third parties. As a result, they have been treated as a non-controlling interest. Each Exchangeable LP Unit entitles the holder to receive distributions from ATS Andlauer LP pro rata with distributions made on Units.

## 8. UNITHOLDERS' EQUITY

The beneficial interests in the Fund are divided into interests of two classes, described and designated as Units and Special Voting Units, respectively. An unlimited number of Units and Special Voting Units may be authorized and issued pursuant to the Declaration of Trust.

*Units*

Each Unit is transferable and represents an equal undivided beneficial interest in any distributions of the Fund and in the net assets of the Fund. All Units have equal rights and privileges. Each Unit entitles the holder to participate equally in all allocations and distributions and to one vote at all meetings of unitholders for each whole Unit held.

| | Number | | Amount |
|---|---|---|---|
| Units issued and outstanding | | | |
| Issued on initial public offering | 9,324,200 | $ | 93,242 |
| Issuance costs | - | | (7,976) |
| Units held by Fund for long-term incentive plan | (30,277) | | (341) |
| | 9,293,923 | $ | 84,925 |

**(unaudited - in thousands of dollars except per Unit amounts)**

### 8. UNITHOLDERS' EQUITY (continued)

*Special Voting Units*

Special Voting Units are non-participating and are used solely for providing voting rights to persons holding Exchangeable LP Units. Special Voting Units are not transferable separately from Exchangeable LP Units to which they relate. Special Voting Units will automatically be transferred upon transfer of the Exchangeable LP Units to which they relate. The Special Voting Units are not entitled to any beneficial interest in any distribution from the Fund or in the net assets of the Fund in the event of a termination or winding up of the Fund. Each Special Voting Unit entitles the holder thereof to one vote at all meetings of Unitholders.

If the Exchangeable LP Units are purchased in accordance with the Exchange Agreement, a like number of Special Voting Units will be redeemed by the Fund for a nominal amount.

There were 2,316,442 Special Voting Units issued and outstanding as at September 30, 2006 and December 31, 2005.

*Long-term Incentive Plan*

The Fund has adopted a long-term incentive plan (the "Plan") to provide executive officers and key senior management of the Fund with compensation opportunities that will enhance the ability of the Fund to attract, retain and motivate key personnel and reward these key employees for significant performance and associated per Unit cash flow growth. Fund bonuses, in the form of Units, will be provided to eligible employees on an annual basis where the distributable cash flow per Unit of the Fund exceeds a pre-determined base distribution. The base distribution will be set annually by the Compensation Committee in accordance with terms of the plan.

If the distributable cash flow per Unit exceeds the pre-determined base distribution amount, a percentage of the excess distributable cash (the "participation rate"), as noted below, is contributed by the Fund into a long-term incentive pool. Units will be purchased from contributions in the pool on the open market on behalf of the Plan participants and will be held by a trustee until their rights vest ("Capitalized Units"). Distributions received on Capitalized Units will be distributed to participants when received. Vesting of Capitalized Units will occur on the basis of one-third of the total grant per year with the first portion vesting at the time of granting.

Threshold amounts and participation rates are as follows:

| Excess percentage | Proportion of excess percentage paid to Plan trustee |
|---|---|
| 5% or less | Nil |
| Greater than 5% and up to 10% | 10% of any excess over 5% |
| Greater than 10% and up to 20% | 10% of any excess over 5% to 10%, plus 20% of any excess over 10% |
| Greater than 20% | 10% of any excess over 5% to 10%, plus 20% of any excess over 10% to 20%, plus 25% of any excess over 20% |

(unaudited - in thousands of dollars except per Unit amounts)

## 8. UNITHOLDERS' EQUITY (continued)

For the period ended December 31, 2005, the distributable cash flow per Unit exceeded the base distribution threshold by $0.22 per Unit. In March 2006, the Compensation Committee granted $512 of bonuses, to be paid in the form of Units, under the Plan in relation to this excess. Within 20 days of the grant date and in accordance with the Plan, 45,416 Units were purchased on behalf of Plan participants, of which 15,139 Units vested and were transferred to Plan participants. As at September 30, 2006, 30,277 Units are held in trust by the Fund and have not vested to Plan participants. A compensation expense is recorded over the vesting period and, accordingly, approximately $69 and $308 have been recorded as a compensation expense for the three and nine month periods ended September 30, 2006, respectively.

## 9. INCOME PER UNIT

| | Three months ended September 30, 2006 | | Nine months ended September 30, 2006 | |
|---|---|---|---|---|
| Net income - basic | $ | 3,183 | $ | 7,054 |
| Non-controlling interest | | 791 | | 1,752 |
| Net income - diluted | $ | 3,974 | $ | 8,806 |
| Units outstanding - basic | | 9,293,923 | | 9,293,923 |
| Units held by Fund for long-term incentive plan | | 13,581 | | 13,581 |
| Exchangeable LP Units | | 2,316,442 | | 2,316,442 |
| Units outstanding - diluted | | 11,623,946 | | 11,623,946 |
| Income per Unit - basic | $ | 0.342 | $ | 0.759 |
| Income per Unit - diluted | $ | 0.342 | $ | 0.758 |

## 10. DISTRIBUTIONS

Distributions to unitholders are determined based on earnings, before interest and amortization, but reduced by certain general and administrative expenses and maintenance capital expenditures. The Fund makes regular distributions to unitholders of record as of the last day of each month.

For the nine month period ended September 30, 2006, the Fund declared regular distributions totalling $7,503 relating to Units and $1,863 relating to Exchangeable LP Units. Regular distributions of $877 in relation to Units and $218 in relation to Exchangeable LP Units were payable as at September 30, 2006.

The Fund declared special cash distributions totalling $3,117 relating to Units and $775 relating to Exchangeable LP Units during the period ended December 31, 2005. The special cash distributions relating to Units and Exchangeable LP Units were paid on March 31, 2006.

ATS File
No 82-34967

# Management's Discussion and Analysis

September 30, 2006

*The following management's discussion and analysis ("MD&A") as of November 6, 2006, is a review of the consolidated financial condition and results of operations of ATS Andlauer Income Fund ("the Fund") for the three and nine month periods ended September 30, 2006 and the results of the pre-acquisition operations of the Canadian transportation solutions business as defined below, for the same periods in 2005. The consolidated results include the accounts of the Fund, and its subsidiaries, ATS Andlauer Operating Trust ("ATSOT"), ATS Andlauer Transportation Services GP Inc. (the "GP"), and ATS Andlauer Transportation Services Limited Partnership ("ATS Andlauer LP"). It should be read in conjunction with the unaudited interim consolidated financial statements and accompanying notes (the "Interim Financial Statements") of the Fund for the nine month period ended September 30, 2006 as well as the audited consolidated financial statements and accompanying notes of the Fund for the three month period ended December 31, 2005 and with the final prospectus of the Fund dated September 22, 2005. The financial statements of the Fund are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are reported in Canadian dollars.*

*The following discussion contains certain forward looking statements, which are subject to a variety of factors that could cause actual results to differ materially from those contemplated by these statements. See "Forward Looking Statements" for a discussion of the risks, uncertainties and assumptions relating to those statements. Some of the factors that could cause results or events to differ from current expectations include, but are not limited to, the factors described under "Risk Factors". This discussion also refers to certain non-GAAP measures to assist in assessing the Fund's financial performance. Non-GAAP measures do not have standard meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. See "Definition of EBITDA, Adjusted EBITDA, Distributable Cash and Non-GAAP Measures".*

## FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements. All statements other than statements of historical fact contained in this MD&A are forward-looking statements, including, without limitation, statements regarding the future financial position, cash distributions, litigation, projected costs, and proposed investments and plans and objectives of or involving the Fund and the business strategy, proposed acquisitions and budgets of ATS Andlauer LP. You can identify many of these statements by looking for words such as "believe", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof. These forward-looking statements include statements with respect to the amount and timing of the payment of distributions of the Fund. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward looking statements are subject to risks, uncertainties and assumptions, including, but not limited to, those discussed elsewhere in this MD&A. There can be no assurance that such expectations will prove to be correct. Some of the factors that could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include, but are not limited to, those discussed under 'Risks Factors".

The information contained in this MD&A, including the information set forth under "Risk Factors", identifies additional factors that could affect the operating results and performance of the Fund and ATS Andlauer LP.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this MD&A are made as of the date of this MD&A and the Fund assumes no obligation to update or revise them to reflect new events or circumstances except as expressly required by applicable securities law.

## FORMATION OF THE FUND

The Fund is an unincorporated open-ended trust governed by the laws of the Province of Ontario pursuant to the Declaration of Trust dated August 22, 2005. The Fund's activities are limited to the investing of its resources including its investment in the securities of its subsidiaries. The Business is carried on by ATS Andlauer LP.

On September 30, 2005, the Fund completed an initial public offering (the "IPO") of 9,324,200 trust units ("Units") for $10.00 per Unit, for gross proceeds of $93.2 million. Concurrent with the closing of the IPO, the Fund used the gross proceeds from the sale of its Units to indirectly acquire an 80.1% interest in ATS Andlauer LP, comprising 9,324,200 Ordinary LP Units, and its general partner, the GP. ATS Andlauer LP used cash and the issuance of Exchangeable LP Units to acquire certain of the net assets of the Canadian transportation solutions business (the "Business") of ATS Andlauer Transportation Services Inc. (the "Vendor"), for an aggregate purchase price of $121.6 million. The Vendor, controlled by the President and Chief

Executive Officer of the GP, holds the remaining 19.9% interest in ATS Andlauer LP comprising 2,316,442 Exchangeable LP Units. The acquisition was accounted for by the purchase method.

ATS Andlauer LP is a leading single source transportation solutions provider in Canada, providing integrated trucking, courier, air freight and value added transportation and distribution services to consumer product companies. It operates facilities in 23 centres across Canada and serves approximately 1,400 diversified customers.

## BASIS OF MANAGEMENT'S DISCUSSION AND ANALYSIS

The Fund was established on August 22, 2005 and indirectly acquired the Business of the Vendor through the acquisition of an indirect 80.1% interest in ATS Andlauer LP on September 30, 2005, and therefore, no comparative information is provided in the interim consolidated financial statements.

To provide more meaningful information to the reader, the following MD&A refers to the consolidated operating results of the Fund for the three and nine month periods ending September 30, 2006 compared to the pre-acquisition operating results of the Business for the three and nine month periods ending September 30, 2005. The pre-acquisition operating results of the Business are unaudited and readers are cautioned that the operating results presented for the three and nine month periods ended September 30, 2005 are not the results of the Fund. The results have been presented only to provide the reader with additional information to enhance the usefulness of this MD&A.

## SELECTED FINANCIAL AND OPERATING INFORMATION

***For the three and nine month periods ended September 30, 2006 compared to the pre-acquisition results of the Business for the three and nine month periods ended September 30, 2005***

| | Three months ended September 30, | | Nine months ended September 30, | |
|---|---|---|---|---|
| | 2006 | 2005 Pre-Acquisition | 2006 | 2005 Pre-Acquisition |
| | (unaudited) | (unaudited) | (unaudited) | (unaudited) |
| | ($ thousands) | | ($ thousands) | |
| **Earnings Statement Highlights** | | | | |
| Revenue | 42,540 | 43,025 | 124,889 | 120,914 |
| Gross margin(1) | 15,828 | 16,836 | 46,752 | 45,437 |
| Gross margin percentage | 37.21% | 39.13% | 37.43% | 37.58% |
| Income before non-controlling interest | -3,974 | 3,598 | 8,806 | 7,486 |
| EBITDA and Adjusted EBITDA(2) | 5,622 | 6,083 | 13,786 | 12,995 |

(1) Gross margin is a non-GAAP measure that represents the contribution of operating activities to earnings. It is considered a key measure by management of the GP ("Management") as it reflects the ability of the Fund to generate earnings necessary to fund overhead costs, capital investment and distributions. Gross margin has been calculated as follows:

| | Three months ended September 30, | | Nine months ended September 30, | |
|---|---|---|---|---|
| | 2006 | 2005 Pre-Acquisition | 2006 | 2005 Pre-Acquisition |
| | (unaudited) | (unaudited) | (unaudited) | (unaudited) |
| | ($ thousands) | | ($ thousands) | |
| Revenue | 42,540 | 43,025 | 124,889 | 120,914 |
| Cost of sales | 26,712 | 26,189 | 78,137 | 75,477 |
| Gross margin | 15,828 | 16,836 | 46,752 | 45,437 |
| Gross margin (percentage) = Gross margin/Revenue | 37.21% | 39.13% | 37.43% | 37.58% |

(2) EBITDA is a non-GAAP measure that Management considers a key measure as an indicator of the ability of the Fund to meet its capital and financing commitments. EBITDA is not a recognized measure under GAAP and does not have a standardized meaning under GAAP. It was necessary to adjust EBITDA of the 2005 pre-acquisition results to facilitate the comparability with the current period. EBITDA and Adjusted EBITDA may not be comparable to similar measures presented by other issuers. See "Definition of EBITDA, Adjusted EBITDA, Distributable Cash and Non-GAAP Measures". EBITDA and Adjusted EBITDA have been calculated as follows:

| | Three months ended September 30, | | Nine months ended September 30, | |
|---|---|---|---|---|
| | 2006 | 2005 Pre-Acquisition | 2006 | 2005 Pre-Acquisition |
| | (unaudited) | (unaudited) | (unaudited) | (unaudited) |
| | ($ thousands) | | ($ thousands) | |
| Income before non-controlling interest | 3,974 | 3,598 | 8,806 | 7,486 |
| Plus: Net interest | 6 | – | 61 | 189 |
| Plus: Income taxes | – | 2,035 | – | 4,233 |
| Plus: Depreciation and amortization | 1,642 | 153 | 4,919 | 498 |
| | 5,622 | 5,786 | 13,786 | 12,406 |
| Add: Executive compensation and management fees | – | 126 | – | 418 |
| Other | – | 171 | – | 171 |
| EBITDA and Adjusted EBITDA | 5,622 | 6,083 | 13,786 | 12,995 |

## SUMMARY OF MOST RECENTLY COMPLETED CONSOLIDATED QUARTERLY RESULTS

| *($ thousands, except per unit amounts)* | September 30, 2006 (Q3 06) | June 30, 2006 (Q2 06) | March 31, 2006 (Q1 06) | December 31, 2005 (Q4 05) |
|---|---|---|---|---|
| Revenue | 42,540 | 40,775 | 41,574 | 51,053 |
| Gross margin | 15,828 | 15,289 | 15,635 | 20,913 |
| EBITDA [1] | 5,622 | 4,096 | 4,068 | 9,369 |
| Income before non-controlling interest | 3,974 | 2,436 | 2,396 | 7,750 |
| Income per Unit | | | | |
| Basic | 0.342 | 0.210 | 0.206 | 0.666 |
| Diluted | 0.342 | 0.210 | 0.206 | 0.666 |
| Cash and cash equivalents | 32 | 1,024 | 441 | 264 |
| Total assets | 124,628 | 123,058 | 128,238 | 132,409 |
| Total current liabilities | 12,229 | 12,165 | 11,893 | 19,047 |
| Long-term debt | 3,749 | 3,000 | 7,364 | 3,948 |
| Unitholders' equity | 85,401 | 84,780 | 85,705 | 86,054 |
| Non-controlling interest | 23,249 | 23,113 | 23,276 | 23,360 |

[1] See "Definition of EBITDA, Adjusted EBITDA, Distributable Cash and Non-GAAP Measures"

### *Revenue*

Revenue is generated from the provision of trucking, courier, air freight forwarding and value added services to customers. Customers pay fees to transport goods from one destination to another over a specified delivery period. Fees are determined and collected based on the weight and size of the shipment, the mode or modes of transportation used, and the provision of incremental value added services such as temperature management, appointment deliveries, and returns management services. Revenue is generally categorized as either ground or air, depending on the primary mode of transport. Revenue is also generated from fuel surcharges through which fuel price increases are passed through to its customers.

### *Cost of Goods Sold and Expenses*

The following costs are incurred in the delivery of services to customers:

- Linehaul — includes ground and air freight transfers between facilities. A combination of third party carriers, owner-operators and company drivers are used to facilitate the movement of freight, keeping its costs variable.
- Pickup and delivery — relates to the pickup and subsequent delivery of customer freight. Owner-operators who own the equipment used to deliver the freight are used extensively in the provision of such services. In addition, employee drivers are used for some city work using leased equipment and provide flexibility to add additional rental units or use third party carriers when necessary.
- Handling costs — relates to dock labour at the various terminals to handle freight. By using contract labour, the company is able to maintain a cost variable with revenue and allows for additional labour staffing during peak periods.

In addition, the following costs are incurred:

- Terminal expenses, which include salaries, employee benefits, utilities, building rent, maintenance and equipment expenses.
- Selling expenses, which include sales salaries, commissions and travel expenses.
- Administrative expenses, which include executive salaries, information technology, human resources, accounting and training expenses.

### *Seasonality of Operations*

The activities of the Fund are subject to general demand for freight transportation. Historically, demand has been relatively stable with the exception of the winter months, in which demand slightly decreases, and the fall months, in which demand increases. Consequently, the Fund's activities in the last six months of the year are usually stronger than the first six months of the year.

## RESULTS OF OPERATIONS

***For the three months ended September 30, 2006 compared to the pre-acquisition results of the Business for the three months ended September 30, 2005***

| | Three months ended September 30, 2006 | 2005 Pre-Acquisition |
|---|---|---|
| | (unaudited) | (unaudited) |
| | ($ thousands) | |
| Revenue | 42,540 | 43,025 |
| Cost of goods sold | 26,712 | 26,189 |
| Gross margin | 15,828 | 16,836 |
| Gross margin % | 37.21% | 39.13% |
| Terminal | 6,763 | 6,971 |
| Selling | 986 | 1,594 |
| Administration | 2,457 | 2,485 |
| Amortization | 1,642 | 153 |
| | 11,848 | 11,203 |
| Interest expense | 6 | – |
| Provision for Income tax | – | 2,035 |
| Income before non-controlling interest | 3,974 | 3,598 |

## Revenue

Revenue for the three months ended September 30, 2006 was $42.5 million, a decrease of $0.5 million or 1.1% less than $43.0 million for the same period in 2005. The decrease was the direct result of a reduction in revenue relating to air freight forwarding from $5.2 million in the three month period ended September 30, 2006, compared to $7.9 million in the same period in 2005. This was largely due to the decline of weekend work in the entertainment industry which was uncharacteristically high in the third quarter of 2005.

Ground revenue increased by $2.2 million during the three months ended September 30, 2006 due to the provision of services to new customers amounting to $1.8 million and organic growth from existing customers.

## Cost of Sales and Gross Margin

Cost of sales increased from $26.2 million for the three months ending September 30, 2005 to $26.7 million for the three months ending September 30, 2006; cost of sales as a percentage of revenue increased from 60.9% for the three months ending September 30, 2005 to 62.8% for the three months ending September 30, 2006. The increase was due in part to a reduction in high margin weekend revenue compared to last year resulting in higher linehaul costs. P&D costs increased due in combination to higher delivery costs in Western Canada (Alberta). Higher labour costs in Western Canada also resulted in higher handling costs. As a result, gross margin decreased from 39.13% for the three months ended September 30, 2005 to 37.21% for the same period in 2006.

## Terminal Expenses

Terminal expenses decreased slightly from $7.0 million for the three months ended September 30, 2005 to $6.8 million for the three months ended September 30, 2005. The decrease was mainly due to a reduction in cargo claims. Terminal expenses as a percentage of revenue decreased from 16.2% for the three months ending September 30, 2005 to 15.9% for the three months ending September 30, 2006.

## Selling and Administrative

Sales and marketing expenses decreased from $1.6 million for the three months ended September 30, 2005 to $1.0 million for the same period in 2006. The decrease in selling costs was due to decreases in sales commissions and rebates as a result of a re-organization of the sales force and as a result of changes to contractual agreements with customers. Selling costs as a percentage of revenue decreased from 3.7% for the three months ending September 30, 2005 to 2.3% for the three months ending September 30, 2006.

For the three months ended September 30, 2006, administrative expenses remained consistent at $2.5 million compared to the same period in 2005, as did the cost as a percentage of revenue at approximately 5.8%.

## Income before Non-controlling Interest

Income before non-controlling interest for the three month period ending September 30, 2006 was $4.0 million compared to $3.6 million for the same period in 2005.

## EBITDA and Adjusted EBITDA

It was necessary to adjust EBITDA of the 2005 pre-acquisition results to facilitate the comparability with the current period. EBITDA and Adjusted EBITDA may not be comparable to similar measures presented by other issuers. See "Definition of EBITDA, Adjusted EBITDA, Distributable Cash and Non-GAAP Measures".

EBITDA was $5.6 million for the three months ended September 30, 2006, down from $6.1 million of Adjusted EBITDA in the same period in 2005, representing a decline of 8.2%. The decrease was the result of the decline in revenue and gross margin during the quarter. As a percentage of revenue, EBITDA was 13.2% for the three months ended September 30, 2006, compared to an Adjusted EBITDA of 14.1% in the same period in 2005.

EBITDA and Adjusted EBITDA for these periods are calculated as follows:

| | Three months ended September 30, | |
|---|---|---|
| | 2006 | 2005 Pre-Acquisition |
| | (unaudited) | (unaudited) |
| | ($ thousands) | |
| Income before non-controlling interest | 3,974 | 3,598 |
| Add: | | |
| Interest | 6 | - |
| Income taxes | – | 2,035 |
| Depreciation and amortization | 1,642 | 153 |
| | 5,622 | 5,786 |
| Add: Executive compensation and management fees | – | 126 |
| Other | – | 171 |
| EBITDA and Adjusted EBITDA | 5,622 | 6,083 |

Amortization expenses increased in the three months ended September 30, 2006 mainly due to the amortization of intangible assets amounting to $1.5 million. The intangible assets were acquired as part of the acquisition of the Business as part of the IPO process.

Income tax expense was recorded at an effective rate of 36.12% for the three months ended September 30, 2005. The Fund is taxed as a "mutual fund trust" for income tax purposes. Pursuant to the Declaration of Trust, the trustees of the Fund (the "Trustees") intend to distribute or designate all taxable income earned by the Fund to unitholders of the Fund and to deduct such distributions and designations for income tax purposes. Therefore, there was no income tax provision for the three months ended September 30, 2006.

## RESULTS OF OPERATIONS

***For the nine months ended September 30, 2006 compared to the pre-acquisition results of the Business for the nine months ended September 30, 2005***

| | Nine months ended September 30, 2006 | Nine months ended September 30, 2005 Pre-Acquisition |
|---|---|---|
| | (unaudited) | (unaudited) |
| | ($ thousands) | |
| Revenue | 124,889 | 120,914 |
| Cost of goods sold | 78,137 | 75,477 |
| Gross margin | 46,752 | 45,437 |
| Gross margin % | 37.43% | 37.58% |
| Terminal | 21,637 | 21,524 |
| Selling | 3,399 | 4,505 |
| Administration | 7,930 | 7,002 |
| Amortization | 4,919 | 498 |
| | 37,885 | 33,529 |
| Interest expense | 61 | 189 |
| Provision for Income tax | - | 4,233 |
| Income before non-controlling interest | 8,806 | 7,486 |

### Revenue

Revenue for the nine months ended September 30, 2006 was $124.9 million, an increase of $4.0 million or 3.3% over $120.9 million for the same period in 2005. The increase was the result of revenue growth in all major customer categories except entertainment which declined by $1.0 million compared to the same period in 2005.

### Cost of Sales and Gross Margin

Cost of sales increased from $75.5 million for the nine months ending September 30, 2005 to $78.1 million for the nine months ending September 30, 2006; cost of sales as a percentage of revenue was relatively stable at 62.4% for the nine months ending September 30, 2005 compared to 62.6% for the nine months ending September 30, 2006. The gross margin decreased marginally from 37.6% for the nine months ended September 30, 2005 to 37.4% for the same period in 2006.

### Terminal Expenses

Terminal expenses remained consistent increasing slightly from $21.5 million for the nine months ended September 30, 2005 to $21.6 million in the same period in 2006. Terminal expenses as a percentage of revenue decreased from 17.8% for the nine months ending September 30, 2005 to 17.3% for the nine months ending September 30, 2006.

### Selling and Administrative

Sales and marketing expenses decreased from $4.5 million for the nine months ended September 30, 2005 to $3.4 million for the same period in 2006. The decrease in selling costs was due to decreases in sales commissions and rebates as a result of a re-organization of the sales force and changes in contractual agreements with customers. Selling costs as a percentage of revenue decreased from 3.7% for the nine months ending September 30, 2005 to 2.7% for the nine months ending September 30, 2006.

Administrative expenses increased from $7.0 million for the nine months ended September 30, 2005 to $7.9 million in the same period in 2006 due mainly to increased costs associated with being a public reporting entity of approximately $0.6 million. The remaining variance was a result of increases in staff related expenses and costs relating to the advancement of

temperature management services. As a percentage of revenue, administrative expenses increased from 5.8% for the nine months ending September 30, 2005 to 6.3% for the nine months ending September 30, 2006.

### Income before Non-controlling Interest

Income before non-controlling interest for the nine month period ending September 30, 2006 was $8.8 million compared to $7.5 million for the same period in 2005. Excluding income taxes, income before non-controlling interest for the nine month period ending September 30, 2006 declined $2.9 million or 24.9% compared to the same period in 2005.

### EBITDA and Adjusted EBITDA

It was necessary to adjust EBITDA of the 2005 pre-acquisition results to facilitate the comparability with the current period. EBITDA and Adjusted EBITDA may not be comparable to similar measures presented by other issuers. See "Definition of EBITDA, Adjusted EBITDA, Distributable Cash and Non-GAAP Measures".

EBITDA was $13.8 million for the nine months ended September 30, 2006, up from $13.0 million of Adjusted EBITDA in the same period in 2005, representing growth of 6.2%. The increase was the result of the growth in revenue combined with expenses decreasing as a percentage of revenue year over year. As a percentage of revenue, EBITDA was 11.0% for the nine months ended September 30, 2006, compared to an Adjusted EBITDA of 10.7% in the same period in 2005.

EBITDA and Adjusted EBITDA for these periods are calculated as follows:

| | Nine months ended September 30, 2006 | Nine months ended September 30, 2005 Pre-Acquisition |
|---|---|---|
| | (unaudited) | (unaudited) |
| | ($ thousands) | |
| Income before non-controlling interest | 8,806 | 7,486 |
| Add: | | |
| Interest | 61 | 189 |
| Income taxes | – | 4,233 |
| Depreciation and amortization | 4,919 | 498 |
| | 13,786 | 12,406 |
| Add: Executive compensation and management fees | - | 418 |
| Other | - | 171 |
| EBITDA and Adjusted EBITDA | 13,786 | 12,995 |

Amortization expenses increased in the nine months ended September 30, 2006 mainly due to the amortization of intangible assets amounting to $4.6 million. The intangible assets were acquired as part of the acquisition of the Business as part of the IPO process.

Income tax expense was recorded at an effective rate of 36.15% for the nine months ended September 30, 2005. The Fund is taxed as a "mutual fund trust" for income tax purposes. Pursuant to the Declaration of Trust, the trustees of the Fund (the "Trustees") intend to distribute or designate all taxable income earned by the Fund to unitholders of the Fund and to deduct such distributions and designations for income tax purposes. Therefore, there was no income tax provision for the nine months ended September 30, 2006.

## DISTRIBUTABLE CASH AND DISTRIBUTIONS

The Fund's policy is to distribute annually to unitholders available cash from operations after cash required for capital expenditures, working capital reserve, and other reserves considered advisable by the Trustees. The policy allows the Fund to make stable monthly distributions to its unitholders based on its estimate of distributable cash for the year. The Fund makes monthly cash distributions to the unitholders of record on the last day of each month, payable on or about the 15th day of the following month.

Distributable cash and payout ratio are terms that are used on occasion in this MD&A that are non-GAAP measures and do not have standardized meanings prescribed by GAAP. Therefore, distributable cash and payout ratio may not be comparable to similar measures presented by other issuers. See "Definition of EBITDA, Adjusted EBITDA, Distributable Cash and Non-GAAP Measures".

The Fund reviews its historical and expected results on a regular basis which also includes consideration of economic conditions in order to assess the appropriateness of its distribution policy. The Fund strives to achieve a sustainable and attractive level of distributions for its unitholders.

Based on this review, and the financial performance of the Fund, the following table summarizes the cash distributions for the nine month period ended September 30, 2006:

| | | Units | | Exchangeable LP Units | | Total | | |
|---|---|---|---|---|---|---|---|---|
| | | ($ thousands except per Unit amounts) | | | | | | |
| Record date | Date distribution paid/payable | Declared $ | Paid $ | Declared $ | Paid $ | Declared $ | Per Unit $ | Paid $ |
| **Regular Distributions** | | | | | | | | |
| January 31, 2006 | February 15, 2006 | 755 | 755 | 187 | 187 | 942 | 0.0810 | 942 |
| February 28, 2006 | March 15, 2006 | 755 | 755 | 187 | 187 | 942 | 0.0810 | 942 |
| March 31, 2006 | April 17, 2006 | 755 | 755 | 187 | 187 | 942 | 0.0810 | 942 |
| April 30, 2006 | May 15, 2006 | 869 | 869 | 216 | 216 | 1,085 | 0.0932 | 1,085 |
| May 31, 2006 | June 15, 2006 | 869 | 869 | 216 | 216 | 1,085 | 0.0932 | 1,085 |
| June 30, 2006 | July 17, 2006 | 869 | 869 | 216 | 216 | 1,085 | 0.0932 | 1,085 |
| July 31, 2006 | August 15, 2006 | 877 | 877 | 218 | 218 | 1,095 | 0.0941 | 1,095 |
| August 31, 2006 | September 15, 2006 | 877 | 877 | 218 | 218 | 1,095 | 0.0941 | 1,095 |
| September 30, 2006 | October 15, 2006 | 877 | - | 218 | - | 1,095 | 0.0941 | - |
| | | 7,503 | 6,626 | 1,863 | 1,645 | 9,366 | 0.8049 | 8,271 |

Distributions are paid on Units and Exchangeable LP Units. As of September 30, 2006 the following Units and Exchangeable LP Units were outstanding:

| | |
|---|---|
| Units | 9,293,923 |
| Units held by the Fund for long-term incentive plan | 30,277 |
| Total Units | 9,324,200 |
| Exchangeable LP Units | 2,316,442 |
| | 11,640,642 |

During the first quarter 2006, the Fund approved regular distributions of $0.243 per Unit consistent with the monthly distributions contemplated in the Fund's IPO prospectus of $0.081 per Unit. During the second quarter of 2006, the Fund announced two consecutive increases to its regular monthly distributions raising the monthly amount from $0.081 per Unit to $0.0941 per Unit, a 16.2% increase on a cumulative basis. On October 17, 2006, a third consecutive increase to monthly distributions was announced by the Fund. Monthly distributions increased from $0.0941 per Unit to $0.0974 per Unit. The increase was effective for the fourth quarter 2006 distributions of which the first distribution will be paid on November 15, 2006, to unitholders of record on October 31, 2006.

In the previous year, the Fund declared a special cash distribution of $0.334 per Unit and a special non-cash distribution in the form of Units with a value of $0.065 per Unit during the period ended December 31, 2005. The special distributions were paid on March 31, 2006 to unitholders of record on December 31, 2005. The Units distributed as part of the special non-cash distribution were distributed on a pro rata basis and were included in unitholders' income for the 2005 calendar year. Immediately after the pro rata distribution of Units, the number of outstanding Units were consolidated, such that each unitholder, following the consolidation, held the same number of Units as before the non-cash distribution, and there was no change in the total number of Units outstanding.

***Distributable Cash per Unit (Fund Units and Exchangeable LP Units)***

($ thousands except per Unit amounts)

| | Three months ending September 30, 2006 | Nine months ending September 30, 2006 |
|---|---|---|
| Earnings before interest, taxes, depreciation and amortization and non-controlling interest | 5,622 | 13,786 |
| Less: Net interest paid | 6 | 61 |
| Less: Maintenance capital expenditures (1) | 110 | 37 |
| Less: Purchase of units held for long-term incentive plan | - | 512 |
| Distributable cash | 5,506 | 13,176 |
| Distributable cash per Unit (2) | 0.473 | 1.132 |
| Cash distributions declared | 3,285 | 9,366 |
| Cash distributions declared per Unit (2) | 0.282 | 0.805 |
| Payout ratio cash distributions | 60% | 71% |

(1) See "Liquidity and Capital Resources-Capital Expenditures" for a summary of amounts included and explanation of each

(2) Calculated based on 11,640,642 units outstanding

It is the Fund's policy to review the monthly distribution on a periodic basis and to maintain a payout ratio in the range of 80%-90%. The payout ratio, or cash distributions declared expressed as a percent of distributable cash, was 60% and 71% for the three and nine month periods ended September 30, 2006, respectively. The excess of distributable cash over cash distributions not distributed to unitholders in the three and nine month periods ended September 30, 2006 was retained to fund the additional working capital investment required to support operations.

In addition to the reconciliation of earnings before interest, taxes, depreciation and amortization and non-controlling interest to distributable cash as outlined above, the following table provides a reconciliation of cash flow from operating activities to distributable cash for the three and nine month periods ended September 30, 2006:

***Reconciliation of Distributable Cash to Cash from Operating Activities***
($ thousands)

| | Three months ending September 30, 2006 | Nine months ending September 30, 2006 |
|---|---|---|
| Cash from operating activities | 993 | 10,624 |
| **Adjusted for non-cash items** | | |
| Less: (Gain)/loss on disposal of assets [(1)] | (4) | 68 |
| Less: Net change in non-cash working capital [(2)] | (4,045) | (390) |
| Less: Amortization of deferred financing costs | 9 | 32 |
| Maintenance capital expenditures [(3)] | (110) | (37) |
| Distributions paid to non-controlling interest [(4)] | 652 | 2,607 |
| Long-term incentive plan expense | (69) | (308) |
| **Distributable cash** | **5,506** | **13,176** |

(1) Loss on disposal of assets effectively increases the cost of maintenance capital expenditures, while proceeds on disposal of assets effectively decrease such expenditures. Therefore losses are considered non-distributable to unitholders and proceeds considered distributable.

(2) Net change in non-cash working capital is not included in the calculation of distributable cash. Working capital investments are funded through a combination of cash flow not distributed and the Credit Facilities.

(3) See "Liquidity and Capital Resources-Capital Expenditures" for a summary of amounts included and explanation of each

(4) Distributable cash is calculated on a fully diluted basis however distributions paid to the non-controlling interest are deducted from cash from operations in the statement of cash flows.

## LIQUIDITY AND CAPITAL RESOURCES

For the period ending September 30, 2006, the Fund has utilized cash from operations and funds under ATS Andlauer LP's credit facilities to maintain existing capacity. The following table provides an overview of cash flows for the period ending September 30, 2006:

| | Nine months ended September 30, 2006 |
|---|---|
| | ($ thousands) (unaudited) |
| Net inflow (outflow) of cash related to: | |
| Operating activities | 10,624 |
| Investing activities | (99) |
| Financing activities | (10,757) |
| Increase in cash resources | (232) |

### *Cash from Operating Activities*
Cash from operating activities was $10.6 million for the period ending September 30, 2006. Operating income, adjusted for non-cash amortization, units purchased on behalf of the long-term incentive plan and associated compensation expense and distributions paid in excess of non-controlling interest, contributed $11.0 million. Non-cash working capital decreased by $0.4 million.

### *Cash Used for Investing Activities*
Cash used for investing activities related to the purchase and sale of capital assets and was minimal given the Fund's practice to lease the majority of its transportation assets. See "Capital Expenditures" below for a discussion.

*Cash from Financing Activities*

Cash outflow from financing activities was $10.8 million for the period ending September 30, 2006 and consisted of the net repayment of $0.2 million relating to the Credit Facility, as described below, during the period and $0.1 million related to additional deferred financing costs. Distributions totaling $10.5 million were paid on Fund Units during the period which included $3.9 million relating to distributions declared and payable at the end of fiscal 2005 and $6.6 million relating to distributions declared at September 30, 2006.

*Credit Facilities*

At the time of its IPO, ATS Andlauer LP established credit facilities with a Canadian chartered bank. These credit facilities consist of a three year committed $15.0 million revolving credit facility to finance general operating requirements, as well as a three year committed $4.0 million revolving credit facility to finance leases of operating assets, (collectively the "Credit Facility"). Security for the Credit Facility includes a first security interest on substantially all of the assets of the Fund and its subsidiaries, including accounts receivable. Interest on the Credit Facility varies, depending on certain financial ratios, between the lender's Canadian prime rate plus 0% and 0.75% and between the bankers' acceptance rate plus 1.5% and 2.25%. The Credit Facility is subject to customary terms and conditions, including limits on incurring additional indebtedness or granting encumbrances without the consent of the lender and does not require principal repayment until the end of the term. The terms of the Credit Facility are subject to change from time to time. The Credit Facility may in certain circumstances restrict the ability of ATS Andlauer LP to pay distributions to the holders of its units, including the Fund, and of the Fund to pay distributions to unitholders if the payment would result in a default under the Credit Facility. Under the terms of the Credit Facility, the Fund is required, amongst other conditions, to meet certain covenants, with which the Fund was in compliance as at September 30, 2006.

As of September 30, 2006, the Fund has borrowed $3.8 million at an effective rate of 6.0% under the $15.0 million three year committed revolving credit facility.

Management believes that the credit facilities are sufficient to meet the Fund's working capital requirements.

*Capital Expenditures*

During the nine month period ending September 30, 2006, ATS Andlauer LP incurred minimal capital expenditures which is consistent with historical levels and is a direct result of the strategic business decision to lease rather than own equipment and facilities. ATS Andlauer LP estimated to spend approximately $0.8 million in capital expenditures in fiscal 2006 of which approximately $0.4 million was estimated to be maintenance capital. As at September 30, 2006 the Fund has spent approximately $0.2 million in capital expenditures of which $0.1 was related to maintenance capital expenditures. Future capital expenditures (other than acquisitions) will be funded from cash flow generated from operations and lease financing.

ATS Andlauer LP considers maintenance and refurbishment of existing facilities and trucks, and cash proceeds on disposal of capital assets as maintenance capital expenditures and appropriately deducts these amounts from distributable cash. Growth capital expenditures were not included in the calculation of distributable cash and were funded with operating cash flow not distributed and are considered to be expenditures undertaken to promote business expansion, primarily consisting acquisitions and terminal development.

The following table provides a summary of maintenance capital expenditures deducted from distributable cash for the three and nine month periods ended September 30, 2006.

| | **Three months ending September 30, 2006** | **Nine months ending September 30, 2006** |
|---|---|---|
| Total capital expenditures | 121 | 223 |
| Growth capital expenditures (not deducted from distributable cash) | – | (62) |
| Maintenance capital expenditures | 121 | 161 |
| Cash proceeds on disposal of capital assets | (11) | (124) |
| **Maintenance capital expenditures deducted from distributable cash** | **110** | **37** |

## SUMMARY OF CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET ARRANGEMENTS

As at September 30, 2006, the Fund did not have any off-balance sheet arrangements other than those contractual obligations of ATS Andlauer LP disclosed below:

| | Payments ($ thousands) | | | | | | |
|---|---|---|---|---|---|---|---|
| | Total | 2006 (3 months) | 2007 | 2008 | 2009 | 2010 | Thereafter |
| Premise leases [(1)(2)] | 50,563 | 1,682 | 7,428 | 6,926 | 6,511 | 6,167 | 21,849 |
| Equipment leases [(1)(3)] | 19,912 | 1,462 | 5,524 | 4,914 | 3,553 | 2,208 | 2,251 |
| Total [(4)] | 70,475 | 3,144 | 12,952 | 11,840 | 10,064 | 8,375 | 24,100 |

**Notes:**

(1) Payments for operating leases are deducted from cash flow from operating activities.
(2) Premise leases include minimum lease payment obligations associated with leases for office and terminal space.
(3) Equipment leases include minimum lease payment obligations associated with leases for trucks and trailers required for the transportation of freight.
(4) Purchase arrangements made in the ordinary course of business have been excluded as they are discretionary.

## TRANSACTIONS WITH RELATED PARTIES

Transactions with related parties include ATS Andlauer LP's purchase of the Business of the Vendor, a company controlled by the President and Chief Executive Officer of the GP. In addition, the Exchangeable LP Units that were issued as part of the IPO, and included in Note 7 of the financial statements, are held by the Vendor.

Consistent with historical practice, the Fund entered into transactions during the period with related parties that were incurred in the normal course of business at terms similar with unrelated parties. These transactions are accounted for at their exchange amount and are expected to continue at similar amounts in the future.

Included in the financial statements are the following transactions and balances as at and for the three and nine month periods ended September 30, 2006 with companies controlled directly or indirectly by the President and Chief Executive Officer or his spouse:

| | Three months ended September 30, 2006 | Nine months ended September 30, 2006 |
|---|---|---|
| | ($ thousands) | |
| Revenue | | |
| Transportation services | $ 1,018 | $ 3,241 |
| Cost of goods sold | | |
| Transportation services | 1,691 | 4,910 |
| Contract labour services | 1,324 | 3,887 |
| Expenses (recovery) | | |
| Facility and equipment rent | 180 | 520 |
| Facility rent | (32) | 50 |
| Shared services | (142) | (435) |
| Accounts receivable | 535 | 535 |
| Accounts payable and accrued liabilities | 989 | 989 |

## CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In preparing its financial statements and accounting for the underlying transactions and balances, the Fund has applied the accounting policies as disclosed in the notes to the financial statements of the Fund. Preparation of the Fund's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates. The Fund evaluates estimates and judgments on an ongoing basis including those related to the determination of reserves for the allowance for doubtful accounts, amortization expense, and evaluation of contingent liabilities. Estimates are based on historical experience and various other factors believed to be reasonable under the circumstances. The more significant accounting estimates are as follows:

***Revenue Recognition***
Revenue for freight transportation of ATS Andlauer LP is recognized as services are rendered, when collectability is reasonably assured and fees are considered fixed or determinable.

***Accounts Receivable Valuation***
ATS Andlauer LP records a valuation allowance covering its accounts receivable. The allowance is composed of both a provision for revenue adjustments as well as potential future bad debts. Revenue adjustments represent revisions to rates previously invoiced to customers. The provision for revenue adjustments is established by Management based on both actual adjustments and a formula based on past rate adjustment experience as a percentage of gross revenue. ATS Andlauer LP also performs ongoing credit evaluations of its customers' financial condition with the objective of assessing the likelihood that accounts receivable may not be collectible from customers due to credit risk. Potential credit risk can arise through industry conditions but it is Management's opinion that the risk is low. A valuation allowance of $0.6 million was recorded at September 30, 2006.

***Capital Assets and Amortization***
Capital assets of ATS Andlauer LP are recorded at acquisition cost. Amortization is provided as follows:

| | |
|---|---|
| Computer equipment | 30% declining balance |
| Furniture | 20% declining balance |
| Leasehold improvements | term of the lease or 60 months for open-end leases |
| Pickup and delivery equipment | 20% declining balance |

***Allocation of Purchase Price***
The allocation of fair value of tangible and intangible assets acquired on the acquisition of the Business and the related amortization periods are dependent on judgements and assumptions which may vary from actual results.

***Stock-based Compensation***
The Fund has a long-term incentive plan (the "Plan") for certain of the executive officers and senior management of the GP. The Fund uses the fair value based method of accounting for stock-based compensation. Under the Plan, Units purchased on the open market on behalf of the Plan participants are recorded at cost as a reduction of Unitholders' equity.

The Fund records a compensation expense over the vesting period based on the Units' fair value at the time of granting. Where the fair value of the Units at the time of granting is greater than the Fund's cost of the Units acquired under the Plan, the difference will be recorded as contributed surplus. Where the fair value of the Units at the time of grant is lower than the Fund's cost of the Units acquired under the Plan, the difference will be recorded as a reduction to retained earnings.

For the nine month period ended September 30, 2006, $0.3 million of compensation expense was recorded based on awards granted under the Plan during March 2006.

***Financial Instruments***
ATS Andlauer LP's financial instruments consist of cash, accounts receivable, and accounts payable and accrued liabilities and are shown at fair value. It is Management's opinion that ATS Andlauer LP is not exposed to significant interest rate or

currency risks. Financial instruments that potentially subject ATS Andlauer LP to concentrations of credit risk consist principally of accounts receivable. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Estimates — Accounts receivable valuation".

## RISK FACTORS

### *General Economic Conditions*

The price of fuel, equipment, and other input costs, insurance costs, interest rates, fluctuations in customers' business cycles and national and regional economic conditions are economic factors over which the Fund has little or no control. Demand for transportation services is closely linked to the state of the overall economy. Consequently, a decline in general economic growth may adversely impact the Fund's performance.

### *Reliance on Major Customers; Contract Renewals*

A significant proportion of ATS Andlauer LP's customers are under contract, with most of those contracts being able to be terminated on short notice. In addition, most of ATS Andlauer LP's customer contracts are subject to renewal annually. There can be no assurance that current customers will continue their relationships with ATS Andlauer LP or that contracts that come up for renewal will be renewed or, if they are renewed, that customers will contract for the same volume amounts to be transported or that they will pay the same rates and surcharges as they have in the past.

### *Use of Third Party Transportation Providers*

As an air freight forwarder, ATS Andlauer LP purchases air cargo capacity from aircraft operators. Changes in the availability or price for air cargo could have a material adverse effect on ATS Andlauer LP's operations and financial condition thereby reducing cash available for distribution to unitholders. ATS Andlauer LP routinely purchases linehaul services from truckload carriers. Changes in the availability or price of such services could have a material adverse effect on ATS Andlauer LP's operations and financial condition thereby reducing cash available for distribution to unitholders.

### *Dependence on Personnel*

The failure to attract and retain a sufficient number of qualified drivers and owner-operators could also have a material adverse effect on the profitability of the ATS Andlauer LP. Any shortage of qualified drivers and/or owner-operators may result in the inability of ATS Andlauer LP to accept new customers or the inability of ATS Andlauer LP to meet existing customer obligations. It would be expected to result in an escalation of compensation levels for drivers/owner-operators and other hourly paid employees, which ATS Andlauer LP may mot be successful in offsetting through transportation rate increases. Any of the foregoing could result in a material adverse affect on ATS Andlauer LP resulting in a reduction in cash available for distribution to Unitholders.

### *Absence of Operating History as a Public Company*

Although Management has substantial experience in the freight transportation industry, it has limited experience operating ATS Andlauer LP as part of a public entity. To operate effectively, ATS Andlauer LP will be required to continue to implement changes in certain aspects of its business, improve and expand its management information systems and develop, manage and train management level and other employees to comply with on-going public company requirements. Failure to take such actions, or delay in the implementation thereof, could adversely its business, financial condition, liquidity and results of operations.

### *Information Technology*

ATS Andlauer LP has made significant investments in information technology and relies on its information systems to support its business model. In the event that irreparable damage was caused to ATS Andlauer LP's information systems and databases or the information contained in its information systems was lost, ATS Andlauer LP's operational ability would be impaired and its ability to provide service to its customers compromised. In such event, ATS Andlauer LP's financial condition, results of operation, and the amount of cash available for distribution to unitholders could be materially adversely affected.

For a discussion of these risks and other risks associated with an investment in Fund Units, see "Risk Factors" detailed in the Fund's final prospectus dated September 22, 2005 available at www.sedar.com.

## OUTLOOK

The third quarter of 2006 was another solid quarter for the Fund with revenue and margins slightly lower for the three month period ending September 30, 2006 compared to the same period in 2005 due to lower activity in the entertainment vertical and a shift in customer trend of shipping ground versus air. On a year to date basis the Fund has achieved healthy revenue and EBITDA growth, and announced its third consecutive increase to monthly distributions for unitholders representing a 16.2% increase since its inception. The Fund remains conservatively financed with a debt-to equity ratio of 0.19:1 and $14.8 million of working capital. In addition, the Fund has a $15.0 million credit facility, of which minimal amounts had been utilized as at September 30, 2006. This provides the Fund with a high degree of flexibility and should allow it to meet ongoing requirements for capital expenditures, working capital and distributions over the next 12 months.

The Fund expects to continue to achieve organic growth with the existing customer base and obtain new customers due to its expertise in niche industries such as the healthcare industry, in particular with its ability to offer temperature management services. As noted in previous MD&A's it does not expect to experience the same level of activity relating to the entertainment vertical in the last quarter of 2006 that it experienced in the last quarter 2005.

In addition, the Fund is continuously exploring strategic opportunities to acquire complementary or competing businesses.

In a recent announcement, the Minister of Finance stated that the federal government will start taxing income trusts. It was stated that trusts like the Fund will not be subject to such measures until the year 2011.

## DEFINITION OF EBITDA, ADJUSTED EBITDA, DISTRIBUTABLE CASH AND NON-GAAP MEASURES

References in this MD&A to:

**"EBITDA"** are to net income before provision for interest, income taxes, depreciation and amortization and non-controlling interest. Management believes that in addition to net income or loss, EBITDA is a useful supplemental measure of cash available for distribution before debt service, changes in working capital, maintenance capital expenditures and taxes.

**"Adjusted EBITDA"** are to EBITDA adjusted for certain non-recurring items that Management believes facilitate the comparison of historical periods. Non-recurring items are transactions or events that Management believes are unusual in the context of a publicly-traded issuer in the transportation services industry and are not expected to reoccur within the foreseeable future and include management salaries and fees (paid to owner-managers and related parties) and other non-recurring items.

**"Distributable cash"** are to cash available for distribution to unitholders in accordance with the distribution policies of the Fund described in the prospectus. Distributable cash of the Fund is a measure generally used by Canadian open-ended trusts as an indicator of financial performance and Management believes that prospective investors may consider the cash distributed by the Fund relative to the price of the Units when assessing an investment in Units. The Fund's method of determining distributable cash is derived from EBITDA, which in turn is derived from net income, a measure recognized under GAAP and is also reconciled to cash from operating activities. See "Distributable Cash and Distributions" for a reconciliation of Distributable cash to cash from operating activities before net changes in non-cash working capital.

**"Gross margin"** is a non-GAAP measure that represents the contribution of operating activities to earnings. It is considered a key measure by Management as it reflects the ability of the Business to generate earnings necessary to fund overhead costs, capital investment and distributions. It is calculated by deducting cost of goods sold from revenue.

**"Payout ratio"** is a non-GAAP measure that represents a comparison of distributions declared to distributable cash. Management believes that the payout ratio is an indicator of the Fund's conservatism and its ability to continue to make distributions to unitholders at current rates.

EBITDA, Adjusted EBITDA, Distributable cash, Gross margin and Payout ratio are measures that are not recognized by generally accepted accounting principles in Canada (**"GAAP"**) and do not have standardized meanings prescribed by GAAP. Therefore, EBITDA, Adjusted EBITDA, Distributable Cash, Gross margin and Payout ratio may not be comparable to similar measures presented by other issuers. Investors are cautioned that EBITDA, Adjusted EBITDA and Distributable Cash should

not be construed as alternatives to net income or loss determined in accordance with GAAP as indicators of the Fund's performance.

## ADDITIONAL INFORMATION

Additional information relative to the Fund including the Fund's Annual Information Form, may be found on SEDAR at www.sedar.com.

ATS File
No 82-34967

**FORM 52-109F2**
**CERTIFICATION OF INTERIM FILINGS**

I, Michael *Andlauer, President and Chief Executive Officer of ATS Andlauer Transportation Services GP Inc.*, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of *ATS Andlauer Income Fund*, (the issuer) for the period ending *September 30, 2006*;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: November 6, 2006

**"Michael Andlauer"**

**Michael Andlauer**
President and Chief Executive Officer

ATS File
No 82-34967

**FORM 52-109F2**
**CERTIFICATION OF INTERIM FILINGS**

I, Brian Mascarenhas, *Vice President and Chief Financial Officer of ATS Andlauer Transportation Services GP Inc.*, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of *ATS Andlauer Income Fund*, (the issuer) for the period ending *September 30, 2006*;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared

Date: November 6, 2006

**"Brian Mascarenhas"**

**Brian Mascarenhas**
Vice President and Chief Financial Officer